UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to _________________.

Commission file number 1-6961

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

TEGNA 401(k) Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEGNA Inc.
8350 Broad Street, Suite 2000
Tysons, Virginia 22102

TEGNA 401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of TEGNA 401(k) Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of TEGNA 401(k) Savings Plan (the “Plan”) as of December 31, 2019 and December 31, 2018 and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and December 31, 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
McLean, Virginia
June 26, 2020

We have served as the Plan’s auditor since 2018.

TEGNA 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2019	2018

Assets
Investments, at fair value	$746,111,657	$579,519,667
Investments, at contract value	—	23,396,343
Total Investments	746,111,657	602,916,010

Notes receivables from participants	4,820,990	4,561,700
Employer contributions receivable	1,452,669	1,146,685
Employee contributions receivable	1,189,041	835,857
Due from brokers	336,444	290,541
Total Receivables	7,799,144	6,834,783

Total Assets	$753,910,801	$609,750,793

Liabilities
Accrued expenses	$30,618	$80,442
Total Liabilities	$30,618	$80,442

Net Assets Available for Benefits	$753,880,183	$609,670,351

The accompanying notes are an integral part of these financial statements

TEGNA 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2019

Investment Income:
Interest and dividends	$13,005,751
Net appreciation in fair value of investments	133,019,884
Net investment income	146,025,635

Contributions:
Employer, net	13,988,096
Employee	27,812,683
Rollover	19,616,066
Total contributions	61,416,845

Interest income on notes receivable from participants	243,916
Other Additions	3,954,620
Net additions	211,641,016

Benefits paid to participants	66,237,655
Administrative expenses	1,193,529
Total deductions	67,431,184

Net increase in assets	$144,209,832

Net assets available for benefits:
Beginning of year	609,670,351
End of year	$753,880,183

The accompanying notes are an integral part of these financial statements

TEGNA 401(k) Savings Plan
Notes to Financial Statements

1.	Description of the Plan

General

The TEGNA 401(k) Savings Plan (the Plan) is a defined contribution plan which was established effective October 1, 1989. The Plan covers substantially all employees who are employed by TEGNA Inc. (the Company or the Plan Sponsor). Certain collective bargaining agreements and personal service contracts may exclude or restrict some employee's participation in the Plan. Certain business units may also be determined to be ineligible for plan participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The TEGNA Benefit Plans Committee (the Committee) is responsible for the general administration of the Plan. The Plan assets are held under trust agreements with Northern Trust Company and Vanguard Fiduciary Trust Company (the Trustees).
The Plan was amended on December 18, 2019 and December 20, 2018 to allow eligible employees of newly acquired business Nexstar Media Group (WTIC/WCCT, WPMT, WATN/WLMT, WNEP, WOI/KCWI, WZDX, WQAD and KFSM) and Gray Television (KWES and WTOL) to participate in the Plan. The effective date of the new employees plan eligibility was the closing date of the related acquisitions. In each case, the amendments included provisions to allow new participants who had outstanding loans in their previous qualified 401(k) plan to roll over outstanding loans along with the accompanying account balances. There was approximately $19.6 million that was rolled over from various plans in 2019. Rollovers from Nexstar Media Group and Gray Television employees were $11.9 million and $2.9 million, respectively. Such rollovers were processed within 60 days of the acquisition date.
The Plan adopted a Safe Harbor plan design effective January 1, 2018 which included the following changes:

•
All employees other than previously noted exceptions, became immediately eligible upon date of hire regardless of employment status. This eliminated the "1,000-hour rule" that previously existed for part-time and temporary employees.

•
All Company contributions for employees who are active as of January 1, 2018 became immediately vested and all future contributions will be 100% vested when made. Previously, vesting schedules existed for company contributions.

•
A Safe Harbor match was initiated for all match eligible participants, with the Company matching $1 for $1 on the first 4% of participant deferrals. Previously, there existed other different match formulas.

Participants should refer to the Plan document as amended or the Plan's Summary Plan Description (SPD) for a more complete description of the Plan’s provisions.

Plan Benefits

Common stock of the Company is allocated to participants to the extent necessary to provide the matching contribution. All Plan participants, regardless of age or years of participation, can transfer at any time all or part of their employer match in the Company's stock fund to one or more of the other investment funds available in the Plan. Upon a participant's termination of employment, the participant has the right to receive his or her vested interest in all accounts, including any TEGNA Inc. common shares in-kind. Dividends are paid quarterly and reinvested back into company stock.

Participants may direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 14 core investment options, the TEGNA Stock Fund, and a suite of 12 target date maturity accounts, as well as a self-directed brokerage account. The Plan allocates investment income to participants’ accounts daily.

Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum or, as elected, through periodic withdrawals. Limited hardship withdrawals and in-service distribution opportunities for eligible participants are also available for active employees.

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

Contributions

A participant may generally contribute, on a before tax and/or a Roth after-tax basis, any percentage amount, from 1% up to 50% of Plan eligible compensation; contributions are made on a payroll period basis. Participants may also contribute rollover amounts representing distributions from other qualified 401(k) plans. Additionally, an eligible participant who has attained age 50 before the close of the Plan Year is eligible to make tax-deferred catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code (Code). However, employer matching contributions shall not be made on catch-up contribution amounts.

The employer match is 100% of the first 4% of compensation that a participant contributes. The Company can fund the employer match through purchases of the Company’s stock on the open market or through the use of existing company treasury shares. The employer match was made through a combination of buying Company stock in the open market and issuing common stock from Company's treasury stock and depositing it in the participants' accounts. Employer match contributions in the Company’s stock totaled approximately $14.0 million for the year ended December 31, 2019 (comprised of $3.4 million of open market purchases and $10.6 million from issuance of Company treasury shares).

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and allocations of Plan's earnings and is charged with a quarterly flat fee for plan administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Under the terms of the Plan, generally participants have one outstanding loan borrowed from their accounts in an amount up to 50% of their vested account balance, excluding the Company matching contributions and the related earnings, with a minimum loan of $1,000 and a maximum of $50,000. The loans are secured by the balance in participants’ accounts, the interest rate applied to participant loan is updated daily at the prime rate plus 1%. Loans have maturities for a period not to exceed five years. Interest rates ranged from 3.25% to 7.25% at December 31, 2019.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will receive 100% of their vested account balances.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

Investment Valuation and Income Recognition

The majority of investments included in the Plan are held at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 6 for further discussion and disclosures related to fair value measurements.

Synthetic GICs were comprised of the underlying assets which consisted primarily of common collective trust funds holding corporate bonds, agency bonds and U.S. Treasury notes, and a wrapper contract issued by a financially responsible third party. The issuer of the wrapper contract provided that the Trust could make withdrawals at contract value for benefit responsive requirements. The synthetic GIC was designed to reset the respective crediting rate on a periodic basis, typically quarterly. The net crediting rate reflects wrap fees that were paid to the contract issuers. The rate reset allowed the contract value of the portfolio to converge to the fair value over time, assuming the fair value continued to earn the current portfolio yield for a period of time equaling the current portfolio duration.

Certain events limited the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events included, but were not limited to: (i) significant amendments to the Plan documents or Plan’s administration; (ii) changes to the Plan’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; and (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believed the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, was not probable.

Synthetic GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Circumstances that would allow such termination include, but are not limited to: (i) the Plan failed to furnish any information or documents required under the contract; or (ii) the Plan failed to qualify under applicable provision of the Code. Wrap contracts generally are evergreen contracts that contain termination provisions. However, guidelines were intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Statement of Changes in Net Assets Available for Benefits presents the net appreciation in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments bought and sold as well as held during the year.

Plan Expenses

Direct administrative expenses are charged to the participants’ accounts, as provided by the Plan’s provisions. Beginning in 2018, a quarterly plan administrative flat fee was applied to participant accounts to cover a variety of administrative expenses, including recordkeeping, trustee, legal, audit, investment advisor and other services. The Company may elect to pay for certain indirect expenses and such expenses are excluded from these financial statements. Expenses paid by the Plan are shown on the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

3.	Parties-in-Interest and Related Party Transactions

At December 31, 2019 the Plan held an investment of 3.7 million share equivalents of the Company's common stock compared to 3.3 million share equivalents at December 31, 2018. The Plan earned dividend income from the Company's common stock of approximately $1.0 million for the year ended December 31, 2019. For the year ended December 31, 2019, approximately $16.9 million of the Company's common stock was purchased and approximately $11.4 million

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

was sold.

The Plan invests in the Vanguard Institutional Index Fund and various Vanguard Retirement Funds which are sponsored by Vanguard, the Trustee for the Company Stock Funds. Also, certain Plan investments are shares of a short term investment fund and a common collective trust S&P 500 Index Fund which are managed by Northern Trust, the Trustee for all investments except for the Company Stock Funds and self-directed brokerage accounts. Therefore, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules under ERISA. No direct fees were paid by the Plan to the Trustees for investment management services related to these investments for the year ended December 31, 2019.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

4.	Income Tax Status

The Plan received a determination letter from the IRS dated August 29, 2017, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Subsequent to this determination by the IRS, the Plan was amended. The Plan administrator has indicated that it will continue to take the necessary steps to operate in compliance with the Code.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is not subject to income tax examinations for years prior to 2016.

5.	Reconciliation of Audited Financial Statements to the Form 5500

There are no reconciling items between the Plan's financial statements and the Form 5500 for net assets available for benefits as of December 31, 2019 and 2018 or for net increase in net assets available for benefits for the year ended December 31, 2019.

6.	Fair value measurement

The accounting standard for fair value measurement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). To measure fair value, a hierarchy has been established that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. As such, the hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1	Quoted market prices in active markets for identical assets or liabilities;

Level 2	Inputs other than Level 1 inputs that are either directly or indirectly observable; and

Level 3	Unobservable inputs developed using our own estimates and assumptions, which reflect those that a market participant would use.

During 2019, there were no transfers between levels.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

inputs and minimize the use of unobservable inputs.

Below is a description of the valuation techniques and inputs used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Common collective funds are valued at the NAV established by the fund manager on a daily basis. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. No unfunded commitments exist.

Target date maturity accounts offer portfolios with asset allocations designed for varying retirement dates or the year in which one expects to start drawing on their retirement assets. These portfolios share the common goal of first growing and then later preserving principal and may contain a mix of U.S. common stocks, International stocks, Treasury Inflation Protected securities, U.S. issued bonds and cash. The common collective trust component of the portfolios are valued at their NAV as a practical expedient each business day, and no unfunded commitments exists. The mutual fund component of the portfolio is valued at the daily closing price as reported by the fund.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Self-directed brokerage accounts consist entirely of actively traded mutual funds, which are valued using unadjusted quoted prices for identical assets from publicly available pricing sources.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018:

December 31, 2019	Level 1	Level 2	Level 3	Total
Common stock - TEGNA Inc.	$62,140,036	$—	$—	$62,140,036
Mutual funds	307,053,770	—	—	307,053,770
Mutual funds - Target date maturity	253,491,578	—	—	253,491,578
Self-directed brokerage accounts	7,429,762	—	—	7,429,762
Total	$630,115,146	$—	$—	$630,115,146

Investments valued using NAV as a practical expedient:
Common collective funds				115,996,511
Total				115,996,511

Total investments at fair value				$746,111,657

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

December 31, 2018	Level 1	Level 2	Level 3	Total
Common stock - TEGNA Inc.	$36,174,378	$—	$—	$36,174,378
Common stocks	22,970,055	—	—	22,970,055
Mutual funds	240,346,887	—	—	240,346,887
Mutual funds - Target date maturity	176,584,576	—	—	176,584,576
Self-directed brokerage accounts	6,959,245	—	—	6,959,245
Total	$483,035,141	$—	$—	$483,035,141

Investments valued using NAV as a practical expedient:
Common collective funds				96,484,526
Total				96,484,526

Total investments at fair value				$579,519,667

Fair Value of Investments that calculate Net Asset Value

	Fair Value
Collective Investment Funds	2019	2018	Redemption Frequency	Redemption Notice
U.S. Equity Index	$42,639,974	$64,720,371	Daily	None
Focus Fund/Target Date Maturity	21,837,544	11,698,015	Daily	None
U.S. Fixed Income	40,483,561	11,863,246	Daily	None
International Equity	6,349,663	4,964,243	Daily	None
Real Estate Fund	4,685,769	3,238,651	Daily	None
Total	$115,996,511	$96,484,526

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements are issued and has noted the following three items:

•
During 2019, the Company purchased WBNS TV, Inc., VideoIndiana, Inc., and RadioOhio, Inc.  Effective with the purchase, account balances for those participants in the 401(k) Savings Plan for Employees of the Dispatch Printing Company and Associated Employers and the 401(k) Savings Plan for Union Employees of the Dispatch Printing Company and Associated Employers employed by the companies as of December 31, 2019 were transferred into the Plan during January 2020. The plan-to-plan transfers were approximately $56 million.

•
Subsequent to December 31, 2019, there has been a global outbreak of a coronavirus disease (COVID-19) which the World Health Organization has declared a pandemic. Global financial markets have experienced and may continue to experience significant volatility resulting from the spread of COVID-19. The extent of the impact of COVID-19 on the Plan's net assets available for benefits and contributions will depend on future developments, including the duration and continued spread of the outbreak.

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

•
Effective March 30, 2020, the Plan adopted the distribution provision of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act that was signed into law on March 27, 2020. A CARES Act distribution allows the Plan's participants to take a COVID-19 related distribution up to $100,000 from the Plan beginning on or after March 27, 2020 and before December 31, 2020 without a penalty. In addition, effective March 30, 2020, the Plan adopted the temporary loan repayment deferral provision of the CARES Act. The deferral provision adopted by the Plan allows qualified Plan participants who have Plan loan repayments to defer such repayments for up to one year if the due date of such repayment occurs between March 27, 2020 and December 31, 2020.

TEGNA 401(k) Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2019

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
*TEGNA Inc.	Unitized Employer Common Stock Fund
*TEGNA Inc. Common Stock	Common Stock	$61,997,559
*Vanguard Federal Money Market Fund	Mutual Fund	142,477
Total TEGNA Inc.		$62,140,036

*Vanguard Target Retirement Fund 2015	Mutual Fund	$9,875,457
*Vanguard Target Retirement Fund 2020	Mutual Fund	32,314,258
*Vanguard Target Retirement Fund 2025	Mutual Fund	45,207,771
*Vanguard Target Retirement Fund 2030	Mutual Fund	46,560,004
*Vanguard Target Retirement Fund 2035	Mutual Fund	35,812,743
*Vanguard Target Retirement Fund 2040	Mutual Fund	30,099,573
*Vanguard Target Retirement Fund 2045	Mutual Fund	24,657,679
*Vanguard Target Retirement Fund 2050	Mutual Fund	16,072,455
*Vanguard Target Retirement Fund 2055	Mutual Fund	6,574,082
*Vanguard Target Retirement Fund 2060	Mutual Fund	1,747,016
*Vanguard Target Retirement Fund 2065	Mutual Fund	505,460
*Vanguard Target Retirement Fund Income	Mutual Fund	4,065,080
Total Mutual Fund - Target date maturity		$253,491,578

American Europacific Growth Fund	Mutual Fund	$26,439,879
Dodge & Cox Inc Fund	Mutual Fund	33,611,460
GMO Trust Benchmark Free Allocation	Mutual Fund	1,602,588
Institutional Emerging Market	Mutual Fund	6,371,659
Large Cap Core Growth Fund	Mutual Fund	77,786,141
MFS Series Trust 1	Mutual Fund	33,224,037
*Vanguard Federal Money Market Fund	Mutual Fund	19,943,491
*Vanguard Institutional Index Fund	Mutual Fund	108,074,515
Total Mutual Funds		$307,053,770

TEGNA 401(k) Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
December 31, 2019

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
*Northern Trust Short Term Investment Fund	Common Collective Trust	$2,080,206
*NT Global Investments Focus Fund 2015	Common Collective Trust	958,446
*NT Global Investments Focus Fund 2020	Common Collective Trust	1,285,839
*NT Global Investments Focus Fund 2025	Common Collective Trust	4,171,515
*NT Global Investments Focus Fund 2030	Common Collective Trust	4,109,626
*NT Global Investments Focus Fund 2035	Common Collective Trust	3,544,921
*NT Global Investments Focus Fund 2040	Common Collective Trust	2,698,332
*NT Global Investments Focus Fund 2045	Common Collective Trust	2,414,369
*NT Global Investments Focus Fund 2050	Common Collective Trust	1,770,707
*NT Global Investments Focus Fund 2055	Common Collective Trust	665,641
*NT Global Investments Focus Fund 2060	Common Collective Trust	218,148
*NT Global Investments Focus Fund Income	Common Collective Trust	307,243
BlackRock MSCI	Common Collective Trust	6,349,663
BlackRock Russell 2500 Index	Common Collective Trust	19,043,424
BlackRock Bond Index	Common Collective Trust	11,178,349
BNY Mellon Real Estate Fund	Common Collective Trust	4,685,769
Goldman Sachs Stable Value Collective Trust	Common Collective Trust	23,266,233
FIAM Small/Mid Cap Core Commingled Pool	Common Collective Trust	19,365,029
Wells Fargo Stable Value Fund	Common Collective Trust	3,651,530
*NT Collective S&P500 Index Fund	Common Collective Trust	4,231,521
Total Common Collective Trusts		$115,996,511

*Vanguard Brokerage Option	Self-Directed Brokerage Accounts	7,429,762

*Loans to participants	Interest rates on loans are 3.25% - 7.25% with varying maturities with a maximum credit term of 60 months	4,820,990

Total Investments		$750,932,647

* Party-in-interest

Note: cost information has not been presented as all investments are participant directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TEGNA 401(k) Savings Plan

Date: June 26, 2020	By:	/s/ Jeffrey Newman
Jeffery Newman
Senior VP, Chief Human Resource Officer

EXHIBITS

Exhibit Number        Description of Exhibit

23.1	Consent of PricewaterhouseCoopers LLP
Independent Registered Public Accounting Firm